

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 17, 2017

Via E-mail
Mr. Michael S. Ciskowski
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re: Valero Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-13175**

Dear Mr. Ciskowski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief
Office of Natural Resources